Exhibit 99.2

SCAILEX CORPORATION LTD.

INTERIM REPORT

(UNAUDITED)

AT SEPTEMBER 30, 2007

SCAILEX CORPORATION LTD.

INTERIM REPORT

(UNAUDITED)

AT SEPTEMBER 30, 2007

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30		December 31
	2007	2006	2006
	NIS in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	370,137	952,751	979,316
Available-for-sale financial assets	992,747	71,182	61,765
Securities held-to-maturity	20,687	111,158	93,343
Other receivables	12,362	3,420	3,013
Current assets of discontinued operations	88,098	119,699	115,909

	1,484,031	1,258,210	1,253,346

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Available-for-sale financial assets		10,867	1,707
Securities held-to-maturity	36,447	104,986	97,103
Prepaid expenses		164
Funds in respect of employee rights upon retirement	491	503	376
Property and equipment, net of accumulated depreciation
and amortization	1,445	30	51

	38,383	116,550	99,237

T o t a l assets	1,522,414	1,374,760	1,352,583

Date of approval for the financial statements by the board of the directors: November 14, 2007

—————————————— Shachar Rachim Chief Financial Officer	—————————————— Yahel Shachar Chief Executive Officer	—————————————— Eran Schwartz Chairman of the board of directors

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30		December 31
	2007	2006	2006
	NIS in thousands

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Creditors and accruals	3,319	2,917	4,500
Income taxes payable	4,037	5,982	4,457
Current liabilities related to discontinued operation	67,047	122,962	86,114

	74,403	131,861	95,071

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement	560	572	435
Loans from minority shareholders in a subsidiary	231,984
Long-term liabilities related to discontinued operations		5,162

	232,544	5,734	435

T o t a l liabilities	306,947	137,595	95,506

SHAREHOLDERS' EQUITY:
Share capital	26,748	26,731	26,731
Capital surplus	1,212,660	1,209,726	1,210,918
Treasury shares	(139,148)	(139,148)	(139,148)
Currency translation	(122,723)	(37,248)	(62,086)
Accumulated other comprehensive income (loss)	28,206	3,370	(2,882)
Retained earnings	192,464	129,350	*170,876

	1,198,207	1,192,781	*1,204,409
Minority interest	17,260	44,384	*52,668

T o t a l shareholders' equity	1,215,467	1,237,165	1,257,077

T o t a l liabilities and shareholders' equity	1,522,414	1,374,760	1,352,583

* Restated (see note 2c)

The accompanying notes are an integral part of these condensed financial statements.

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	9 months ended September 30		3 months ended September 30		Year ended December 31
	2007	2006	2007	2006	2006
	NIS in thousands (except per share data)

FINANCIAL INCOME	29,465	44,709	5,840	16,061	61,798
OTHER INCOME	641	11,611	21		17,243
GENERAL AND ADMINISTRATIVE EXPENSES	(8,372)	(7,874)	(2,753)	(2,365)	(12,652)
FINANCIAL EXPENSES	(13,961)	(1,267)	(11,992)	(748)	(1,105)
OTHER EXPENSES		(13)			(2,793)

INCOME (LOSS) BEFORE TAXES ON INCOME	7,773	47,166	(8,884)	12,948	62,491
TAXES ON INCOME (TAX BENEFITS)	(180)	7,140	(293)	735	6,694

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	7,953	40,026	(8,591)	12,213	55,797
NET INCOME (LOSS) FROM DISCONTINUED OPERATION	(908)	26,809	(2,253)	(2,224)	58,954

NET INCOME (LOSS) FOR THE PERIOD	7,045	66,835	(10,844)	9,989	114,751

Related net income (loss) for the period:
Company shareholders	21,588	60,649	3,162	9,712	102,175
Minority shareholders	(14,543)	6,186	(14,006)	277	12,576

T o t a l	7,045	66,835	(10,844)	9,989	114,751

EARNINGS (LOSS) PER SHARE ("EPS") FOR THE COMPANY
SHAREHOLDERS - BASIC AND DILUTED:
Continuing operations	0.6	1.0	0.2	0.3	1.4
Discontinued operation	0.0	0.6	(0.1)	-,-	1.3

	0.6	1.6	0.1	0.3	2.7

The accompanying notes are an integral part of these condensed financial statements.

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)

	Equity of the Company Shareholders
	Share capital		Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning	Total	Minority interest	Total share Holders Equity
	Shares	Sum
	N I S in t h o u s a n d s

BALANCE AT JANUARY 1, 2006	38,066,363	26,731	1,209,613	(139,148)	50,518	2,154	*68,701	*1,218,569	*167,178	1,385,747
CHANGES DURING 2006:
Net income for the period							102,175	102,175	12,576	114,751
Other comprehensive income (loss):
Available-for-sale securities						6,863		6,863		6,863
Realized gain from available-for-sale securities						(11,899)		(11,899)		(11,899)
Currency translation					(112,604)			(112,604)	5,906	(106,698)

Total comprehensive Income)loss)								(117,640)	5,906	(111,734)
Payment made by shareholders to senior employees			1,158					1,158		1,158
Amortization of deferred stock compensation
related to options granted to employees			147					147		147
Conversion of loans and option to shares by the minority in a subsidiary									27,995	27,995
Dividend distributed to the minority									(160,987)	(160,987)

BALANCE AT DECEMBER 31, 2006	38,066,363	26,731	1,210,918	(139,148)	(62,086)	(2,882)	170,876	1,204,409	52,668	1,257,077

CHANGES DURING THE NINE MONTHS ENDED
SEPTEMBER 30, 2007:
Net income for the period							21,588	21,588	(14,543)	7,045
Other comprehensive income:
Available-for-sale securities						30,958		30,958	7,214	38,172
Realized loss from available-for-sale securities						130		130		130
Currency translation					(60,637)			(60,637)	(3,835)	(64,472)

Total comprehensive income								(29,549)	3,379	(26,170)
Amortization of deferred stock compensation related to options granted to employees			18					18		18
Exercise of options to ordinary shares	112,000	17	1,724					1,741		1,741
Dividend distributed to the minority									(24,244)	(24,244)

BALANCE AT SEPTEMBER 30, 2007	38,178,363	26,748	1,212,660	(139,148)	(122,723)	28,206	192,464	1,198,207	17,260	1,215,467

* Restated (see note 2c)

The accompanying notes are an integral part of these condensed financial statements.

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)

	Equity of the Company Shareholders
	Share capital		Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning	Total	Minority interest	Total share Holders Equity
	Shares	Sum
	N I S in t h o u s a n d s

BALANCE AT JANUARY 1, 2006	38,066,363	26,731	1,209,613	(139,148)	50,518	2,154	*68,701	*1,218,569	*167,178	1,385,747
CHANGES DURING THE NINE MONTHS ENDED
SEPTEMBER 30, 2006:
Net income for the period							60,649	60,649	6,186	66,835
Other comprehensive income (loss):
Available-for-sale securities						8,970		8,970		8,970
Realized gain from available-for-sale securities						(7,754)		(7,754)		(7,754)
Currency translation					(87,766)			(87,766)	4,012	(83,754)

Total comprehensive income (loss)								(86,550)	4,012	(82,538)
Amortization of deferred stock compensation related to options granted to employees			113					113		113
Conversion of loans and option to shares by
the minority in a subsidiary									27,995	27,995
Dividend distributed to the minority of subsidiary									(160,987)	(160,987)

BALANCE AT SEPTEMBER 30, 2006	38,066,363	26,731	1,209,726	(139,148)	(37,248)	3,370	129,350	1,192,781	44,384	1,237,165

* Restated (see note 2c)

The accompanying notes are an integral part of these condensed financial statements.

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited)

	Equity of the Company Shareholders
	Share capital		Capital surplus	Treasury shares	Currency translation	Accumulated other comprehensive income (loss)	Retained earning	Total	Minority interest	Total share Holders Equity
	Shares	Sum
	N I S in t h o u s a n d s

BALANCE AT JULY 1, 2007	38,178,363	26,748	1,212,660	(139,148)	(53,485)	8,904	189,302	1,244,981	28,157	1,273,138
CHANGES DURING THE THREE MONTHS
ENDED SEPTEMBER 30, 2007:
Net income for the period							3,162	3,162	(14,006)	(10,844)
Other comprehensive income (loss):
Available-for-sale securities						19,189		19,189	4,742	23,931
Realized loss from available-for-sale securities						113		113		113
Currency translation					(69,238)			(69,238)	(1,633)	(70,871)

Total comprehensive income								(49,936)	(3,109)	(46,827)

BALANCE AT SEPTEMBER 30, 2007	38,178,363	26,748	1,212,660	(139,148)	(122,723)	28,206	192,464	1,198,207	17,260	1,215,467

BALANCE AT JULY 1, 2006	38,066,363	26,731	1,209,691	(139,148)	4,637	(4,994)	119,638	1,216,555	42,127	1,258,682
CHANGES DURING THE THREE MONTHS ENDED
SEPTEMBER 30, 2006:
Net income for the period							9,712	9,712	277	9,989
Other comprehensive income (loss):
Available-for-sale securities						8,199		8,199		8,199
Realized loss from available-for-sale securities						165		165		165
Currency translation					(41,885)			(41,885)	1,980	(39,905)

Total comprehensive income								(33,521)	1,980	(31,541)

Amortization of deferred stock
compensation related to options granted
to employees			35					35		35

BALANCE AT SEPTEMBER 30, 2006	38,066,363	26,731	1,209,726	(139,148)	(37,248)	3,370	129,350	1,192,781	44,384	1,237,165

* Restated (see note 2c)

The accompanying notes are an integral part of these condensed financial statements.

(Continued – 1)

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	9 months ended September 30		3 months ended September 30		Year Ended December 31
	2007	2006	2007	2006	2006
	NIS in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	7,045	66,835	(10,844)	9,989	114,751
Received interest	27,660	43,818	6,531	14,974	**62,437
Adjustments to reconcile net income from continuing
operations to net cash provided by operating
activities (A)	(22,368)	(49,620)	6,379	(19,401)	**(120,455)
Net cash provided by (used in) discontinued operations	7,178	177,154	(541)	56,642	195,610

Net cash provided by operating activities	19,515	238,187	1,525	62,204	252,343

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of investment in consolidated subsidiary (B)		(1,405)		(1,405)	(1,405)
Acquisition of available-for-sale securities	(990,506)		(131,614)		(2,785)
Acquisition of held-to-maturity securities		(79,856)		(30,961)	(84,665)
Proceeds from sale of available-for-sale securities	137,515	49,205	4,221	3,833	27,888
Proceeds from sale of held-to-maturity securities	42,481		8,593		66,845
Purchase of fixed assets	(1,457)		(718)		(31)
Investment in funds in respect of employee rights upon
retirement	(143)	(5)	(76)		(129)
Dividend received from sale of available-for-sale securities	2,190	13,988	2,190		12,878
Restricted deposit		22,612			22,612
Net cash used in discontinued operations	(959)	(140)		(140)	(36)

Net cash provided by (used in) investing activities	(810,879)	4,399	(117,404)	(28,673)	41,172

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options to ordinary shares	1,741
Loans received by a subsidiary	434,375		55,466
Repayment of loans by a subsidiary	(204,077)		(147)
Net cash used in discontinued operations	(22,550)	(153,400)			(159,838)

Net cash provided by (used in) financing activities	209,489	(153,400)	55,319	-	(159,838)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(581,875)	89,186	(60,560)	33,531	133,667
CURRENCY TRANSLATION IN RESPECT OF CASH AND CASH EQUIVALENTS	(27,304)	(58,651)	(23,020)	(29,271)	(76,577)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	979,316	922,216	453,717	948,491	922,216

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	370,137	952,751	370,137	952,751	979,316

** Reclassified

The accompanying notes are an integral part of these condensed financial statements.

SCAILEX CORPORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	9 months ended September 30		3 months ended September 30		Year Ended December 31
	2007	2006	2007	2006	2006
	NIS in thousands

(A) ADJUSTMENTS TO RECONCILE NET INCOME FROM CONTINUING
OPERATIONS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Non cash income and expenses:
Financial income included in the P&L	(27,026)	(44,709)	(6,358)	(16,062)	**(62,738)
Exchange rate differences in respect of shareholders loans
in a subsidiary	14,371		14,371
Depreciation	8	18	4	4	18
Impairment					2,946
Deferred stock compensation related to
options granted to employees	18	113		35	147
Payment made by shareholders to senior employees					1,158
Adjustments to reconcile of employee rights upon
retirement	75	81	50	58	156
Deferred income taxes, net		5,694		605	5,615
Capital gain from dividend received from
available-for-sale securities	(548)	(8,712)			(8,022)
Loss (gain) from sale of available-for-sale
securities and bonds interests	1,680	1,126	(18)	488	(5,228)

	11,422	(46,389)	8,049	(14,872)	**(65,948)

Changes in operating asset and liability items:
Increase in other receivable	(9,765)	(977)	(1,305)	(1,614)	(613)
Decrease in accounts payable and accruals	(1,181)	(2,254)	(365)	(2,915)	(53,894)

	(10,946)	(3,231)	(1,670)	(4,529)	(54,507)

	(22,368)	(49,620)	6,379	(19,401)	**(120,455)

(B) Disposal of investment in consolidated subsidiaries
Working capital (Excluding cash and cash equivalents)		(3,086)		(3,086)	(3,086)
Fixed assets, net		303		303	303
Prepaid expenses		158		158	158
Accrued severance pay, net		(303)		(303)	(303)
Intangible assets, net		1,523		1,523	1,523

		(1,405)		(1,405)	(1,405)

** Reclassified

The accompanying notes are an integral part of these condensed financial statements.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2007
(UNAUDITED)

Note 1	General:

A	Continuing activities

Scailex Corporation Ltd. (“The Company”) is a public company that is incorporated in Israel and whose shares are registered for trade in the Tel-Aviv Stock Exchange (“TASE”) and are quoted in the OTC Bulletin Board in the USA.

As from August 2006, the Company operates in one business sector – the management of the Company’s assets and the identification of investments.

B	Discontinued activities

In the past the Company operated, on its own and through its subsidiaries, in three business segments, which have been sold over the course of the last three years. In accordance with International Accounting Standard number 5 “Non-current Assets Held for Sale and Discontinued Operations”, the assets and the liabilities of the aforementioned three segments have been classified separately in the consolidated balance sheets, and the results of their operations and their cash flows have also been classified separately within the framework of the statements of operations and the statements of cash flows (including the comparative figures), as those deriving from discontinued activities.

Note 2	Summary of significant accounting policies

A	These financial statements were prepared based on the international financial reporting standards and the clarifications of the International Financial Reporting Interpretations Committee (IFRIC) (hereafter collectively – the IFRS Standards), that were issued and came into effect (including International Financial Reporting Standard no. 8 –“Operating Segments” that was issued and which permits early adoption as of the preparation of the financial statements), and while taking into consideration IFRS 1 – “First-time Adoption” of IFRS and pursuant to the reporting provisions in IFRS 34 – “Interim Financial Reporting” and in accordance with the Securities Regulations – Immediate and Periodical Reports 5730-1970 .

These financial statements should be reviewed together with the Company’s consolidated financial statements as of December 31, 2006 and for the year then ended, together with accompanying notes.

B	The principle accounting policies applied in the preparation of these interim financial statements are consistent with those applied in the Company’s audited financial statements for the year ended December 31, 2006.

C	As a result of adopting the IFRS standards for the first time in the year 2005, net income of NIS 22,873 thousands which was supposed to be attributed to the minority shareholders of Scailex Vision was attributed to the shareholders of the Company. The change in the attribution of this income has no effect on the equity or on the net income as reported in the financial statements for the year 2006. As a result, the retained earning balance in these financial statements was decreased by NIS 22,873 thousands and the minority interest balance was increased in the same amount, without effecting the total equity of the Company.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2007
(UNAUDITED)

Note 2	Summary of significant accounting policies (continued)

D	Standards and clarifications in effect for the report period or which may be adopted during the report period but are not relevant for the Company or, alternatively, do not have any significant effect on the financial statements include:

1.	International Accounting Standard 23 – credit costs.

2.	Clarification 11 issued by the International Financial Reporting Interpretations Committee – transactions in treasury and company shares.

3.	Clarification 12 issued by the International Financial Reporting Interpretations Committee – concessions for public building services.

Note 3	Investments

Set out below are the main changes that have occurred during the reporting period:

A	The Company, through Petroleum Capital Holdings Ltd. (“PCH”), a subsidiary that is held by the Company (80.1%) and a foreign company (“Linura”) (19.9%), holds shares of Oil Refineries Ltd. (“ORL”). The initial purchase of ORL’s shares was made together with the Israel Corporation Ltd. (“IC”) in accordance with a binding memorandum of understanding that was made on 18th February 2007 (“the memorandum of understanding”) between IC and the Company and PCH (“the Scailex Group”). Exercise of the rights deriving from the ORL shares is subject to obtaining approval from the Minister of Finance and the Prime Minister (“the ministerial approval”) in accordance with the Government Companies (Declaration of Interests Vital to the State in Oil Refineries Ltd) Order, 5767-2007 (“the Vital Interests Order”), and obtaining approval from the Commissioner of Restrictive Trade Practices (“the Commissioner’s approval”). The Commissioner’s approval, based on the memorandum of understanding, was received on 27th March 2007.

The investment in ORL has been financed, by the Company and Linura, through interest-bearing dollar loans repayable at any time with the parties’ consent. On 9th August 2007 PCH’s board of directors and shareholders’ meeting approved an amendment to the shareholders agreement with Linura of 21st December 2006 (“the shareholders agreement amendment”). In the shareholders agreement amendment, the conditions of the loans that had been given by PCH’s shareholders were laid down. It was, inter alia, provided that the loan amounts that were denominated in US dollars would bear dollar interest from the date of the investment until 9th August 2007. From that date (9th August 2007) those loans would be converted into NIS and capital notes would be issued in respect of them. The repayment of the capital notes will be made in NIS, not subject to interest, linkage or revaluation and not to be made before 1st January 2009 in any event.

Further to the revaluation of the shekel, from the date of conversion into shekels until the end of the quarter, rate differences of approx. $ 3.6 million have been recorded in the consolidated financial statements that are drawn in dollars, which is the currency of the Company’s activity. Accordingly, those rate differences, totalling approx. NIS 14.4 million, have also found expression in the financial statements that are translated from the dollar statements and presented in shekels

It should be noted that the share of the minority shareholders in the expenses caused by the exchange rate differences is NIS 14.4 million and as a result, the share of the minority shareholders in the results of the quarter is a loss of NIS 14.0 while the share of the Company’s shareholders in the results of the quarter is a net profit of NIS 3.2.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2007
(UNAUDITED)

Note 3	Investments (continued)

As part of the agreement between the Company and Linura, Put and Call options have been granted and are exercisable on the occurrence of certain conditions. At this stage the prospects of their exercise cannot be appraised. Since the whole investment in PCH has been made by loans that are presented as a liability, the Put option relating to the PCH shares, which should have been presented as a “Gross Liability” in accordance with IAS-32, does not gain expression in the reports.

On 10th May 2007, because the ministerial approval for control of ORL had not yet been obtained and because the Scailex Group and IC believed that ORL’s interest necessitated control of it as soon as possible and that IC, which until February 2006 was a material shareholder of ORL, would be able to obtain the ministerial approval earlier than the Scailex Group, IC and the Scailex Group agreed to cancel the memorandum of understanding and enter into an irrevocable undertaking (“the undertaking”) enabling IC to make a separate application to obtain ministerial approval for control and exercise of means of control in ORL. At the same time the Scailex Group and IC agreed on the terms of an agreement for joint control to be made between them on obtaining the requisite regulatory approvals (“the requisite approvals”), which was appended to the undertaking (“the control agreement”). For further details of the undertaking, the control agreement and the cancellation of the memorandum of understanding, see paragraph 5.1.3 of the board of directors’ report.

According to the undertaking, IC and PCH were permitted to make separate applications to the Government Companies Authority to obtain the ministerial approval. To the best of the Company’s knowledge, on 27th June 2007 IC obtained the ministerial approval. Accordingly, IC can exercise the rights deriving from the ORL shares held by it.

According to notification from the Prime Minister and the Minister of Finance, on 26th October 2007 the 60 day period from the deadline when PCH filed further particulars in respect of the control permit came to an end. According to the Vital Interests Order, by that date an answer was to have been given by the Prime Minister and the Minister of Finance in respect of PCH’s application for a control permit. Nevertheless, as at the date of this report, the control permit has not yet been received. Recently, PCH announced that there is a question related to the ability to grant the permit to two foreign entities related to the group, which one of them holds a minority stake in PCH and the other one (the question raised related to this entity was lesser)holds a minority stake in the control group, and PCH is in contact with the State authorities in this respect.

From the first acquisition of ORL shares in the issue on 20th February 2007 until the end of the third quarter of 2007, PCH acquired further 124.0 million shares of ORL on the Tel Aviv Stock Exchange totalling approximately NIS 383.3 million, at an average price of approximately NIS 3.09 per share. As a result of the said acquisitions, as at 30th September 2007 PCH holds approximately 15.4% of ORL’s issued share capital.

After the balance sheet date, PCH has acquired further shares of ORL. See note 6A.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2007
(UNAUDITED)

Note 3	Investments (continued)

B	On January 4, 2007, Jemtex entered into an investment agreement with a third party investor, and consequently an amount of approximately $1 million (plus interest) was paid to the Company as a repayment of loans (see note 1b(3) in the 2006 report). After this payment the remaining loans were forfeited according to Jemtex control sale agreement. The proceeds of $1million were included in income from discontinued operation in the first quarter of 2007. furthermore, the investment agreement also provided, inter alia, the following terms of the sales agreement that was signed with the management of Jemtex: the Company waived the vast majority of its veto rights granted under the Articles of Association of Jemtex, and the Company’s rights to receive information were restricted; it was agreed the protection afforded to the Company to reserve its 15% holding in the company’s equity on the basis of full dilution would remain in effect until August 2009 and thereafter the Company would retain in part its right to receive at least USD 3 million of the assets earmarked for distribution pursuant to terms determined in the agreement. The Company received an option to invest USD 3 million in Jemtex based on a corporate value (before the money) of USD 20 million, and it was also agreed that this option would remain in effect until and including August 3, 2009.

Note 4	Shareholders’ equity, reserves and retained earnings

A	During February 2007, two officeholders of the Company exercised 112,000 options at an option price of $3.70 per option, in accordance with the option contract. As a result of the exercise, 112,000 shares were issued and added to the Company’s issued share capital. On the day of exercise, Petrochemical Enterprise Holdings Ltd. purchased, through a wholly owned subsidiary, said shares from the officeholders.

B	At the end of December 2006, the Company submitted a request to the Court to reduce Scailex Vision’s share capital by $20 million. On January 29, 2007, Scailex Vision received Court approval, and on February 5, 2007 distributed $20 million in cash to its shareholders. The Company received $14.3 million from said distribution.

Note 5	Commitments

A	On March 20, 2007, the Audit Committee and the Board approved the engagement of the Company in a management agreement with Globecom Investments Ltd, (“Globecom”), a private company under the control of Mr. Eran Schwartz, according to which Globecom will render services by Mr. Eran Schwartz, as active chairman of the Company beginning on the commencement of his incumbency in July 2006, and approved by the shareholders at an extraordinary general meeting of the Company that took place on April 30, 2007 (“the Management Agreement”).

The management agreement is valid for a period of 18 months. According to said agreement, the volume of services will be determined on the basis of the Company’s actual needs, and the overall monthly cost that the Company will pay Globecom for services will total NIS 100,900 linked to the Consumer Price Index. In addition, Globecom and Mr. Eran Schwartz will receive an exemption, indemnification and insurance under terms identical to those of other office holders of the Company. Further details related to the management agreement see note 5.1.6 of the directors’ report.

B	On 10th May 2007, the Company and PCH (“the Scailex Group”) and IC entered into an undertaking that inter alia provides that the binding memorandum of understanding made between the Scailex Group and IC on 18th February 2007 would be cancelled. The undertaking also includes agreed terms of an agreement for joint control of ORL, which will become effective on obtaining the requisite approvals. For further particulars of the undertaking, the control agreement and the cancellation of the memorandum of understanding, see paragraph 5.1.3 of the board of directors’ report.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2007
(UNAUDITED)

Note 5	Commitments (continued)

C	According to a 2005 agreement for the sale of a majority of the assets and activity of Scailex Vision (Tel Aviv) Ltd (“Scailex Vision”), a subsidiary of the Company (78.6%), to Hewlett Packard Company (“HP”), $ 23 million (“the escrow amount”) has been deposited with a trustee (“trustee”) to secure HP’s rights to indemnification. A claim of approx. $ 5.26 million, which was made to the trustee in October 2006, has been rejected by the Company and will continue to be enquired into in accordance with the proceedings laid down in the agreement.

On 6th August 2007 HP made a further claim to the trustee of approx. US$ 5.66 million in respect of environmental causes and other ancillary matters (“the claim”).

As of the date of this report, the company has been notified that HP intends to file more claims in a total a mount of approximately $4 million for various causes.

The Company has provisions of $ 9.8 million in respect of claims relating to the trust agreement. The Company has examined the overall causes of the claim and at this stage, particularly having regard to their great number and geographical dispersal, the Company appraises that there are adequate provisions to cover those causes.

D	Further to selling the assets of RealTimeImage Ltd in 2005, during the first quarter of 2006 the Company received a cash dividend of approximately $ 2.6 million. Another cash dividend of approximately $ 0.5 million was received by the Company on 14th August 2007. In 2006 the Company recorded an asset receivable in respect of the amount on trust equaling approximately $ 0.4 million and it therefore recognized additional income of approximately $ 0.1 million in the second quarter of 2007.

Note 6	Events after balance sheet date:

A	During October and November 2007 PCH acquired a further 7.3 million shares of ORL for approximately NIS 23.1 million and as at the date of the report PCH holds 15.76% of ORL’s issued share capital.

On October 22, 2007 the Company received dividend from ORL of NIS 0.14 per share in a total amount of NIS 43.1 million.

B	As to the end of the period for obtaining of the ministers approval for the control permit in ORL, see note 3A above.

SCAILEX CORPORATION LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT SEPTEMBER 30, 2007
(UNAUDITED)

Note 6	Events after balance sheet date (continued)

C	On 13th November 2007, the Company’s remuneration committee and audit committee, and on 14th November, the Company’s board of directors, authorised extending the management agreement (for details of the management agreement, see note 5A above). The management agreement will be in force until the expiration of six months from giving notice of termination by the Company or Globcom, as the case may be. The agreement’s extension is subject to approval by the general meeting which is to be held on 31st December 2007.

D	The Company’s board of directors has made a recommendation to the said general meeting to increase its authorised share capital by 12 million ordinary shares of NIS 0.12 n.v. each, so that the Company’s authorised capital will stand at NIS 7,200,000, divided into 60 million ordinary shares of NIS 0.12 n.v. each, and to alter the Company’s memorandum and articles of association in accordance with the resolution. Increasing the authorised capital and amending the Company’s memorandum and articles require approval by the general meeting, which is to be held on 31st December 2007.